Exhibit 99.2

May 4, 2023

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

Dear Sir/Madam,

Sub: Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing the copy of the newspaper advertisement published in the Business Standard and Kannada Prabha. The same has been made available on the Company’s website at www.wipro.com.

Thanking you,

For Wipro Limited
GOPALAKRISHNAN KOTHANDARAMAN	Digitally signed by GOPALAKRISHNAN KOTHANDARAMAN Date: 2023.05.04 15:55:04 +05’30’
/s/ G Kothandaraman
G Kothandaraman
General Manager - Finance

20 NEW DELHI | THURSDAY, 4 MAY 2023 Business Standard

M&E sector grows 10% over 2019, crosses ₹2.1 trn

Is set to grow at over 10% annually to reach ₹2.83 trillion by 2025, says Ficci-EY report

BS REPORTER & PTI
Mumbai, 3 May

The Indian media and entertainment (M&E) sector grew 20 per cent in 2022 to reach ₹2.1 trillion, 10 per cent above its pre-pandemic levels in 2019, according to a Ficci-EY report.

The digital media's contribution to the M&E sector jumped sharply from 16 per cent in 2019 to 27 per cent in 2022, reaching a figure of ₹571 billion, noted the report titled "Windows of opportunity: India's media & entertainment sector maximizing across segments" that was launched at the Ficci Frames 2023 in Powai on Wednesday.

It added that if data costs were considered, the digital contribution to the sector would almost double to 50 per cent.

Consultancy firm EY said the M&E sector surpassed ₹3 trillion, if one were to include the estimated ₹90,000 crore that users pay to access data services utilised for streaming.

The ₹2.1-trillion sector (excluding data costs) is set to grow at over 10 per cent annually to reach ₹2.83 trillion by 2025, it said.

The key contributors to this growth will be digital, online gaming and television (together contributing to 65 per cent of the growth), followed by animation and VFX (11 per cent), live events (8 per cent) and films (8 per cent). In 2022, filmed entertainment, live events and out-of-home media segments together contributed 40 per cent of the sector's total growth.

Merger and acquisitions also remained strong in 2022, with over 125 deals compared to 118 in 2021. Sixty-five per cent of the deals were in digital, gaming and new media segments.

At ₹1.049 trillion, advertising exceeded the ₹1-trillion benchmark for the first time. In 2022, when India's nominal GDP grew 15 per cent, advertising recovered 19 per cent. It is now 0.4 per cent of India's GDP, much lower than developed large markets such as the US, Japan, and China, which are all between 0.6 per cent and 1 per cent, the report said.


viacom18
NETFLIX
FICCI
FRAMES
Speaking at Ficci Frames 2023, actor Ayushmann Khurrana endorsed going global with local content, and said that the Indian film industry is on the cusp of global greatness PTI

NFDC to restart backing projects

The National Film Development Corporation (NFDC) has been "left behind" in the last few years, but it will restart backing projects and have its own over-the-top (OTT) service, a senior government official said at the Ficci Frames.

The corporation, which has backed films like *Gandhi* (1982) and *Jaane Bhi Do Yaaron* (1983), will have an OTT service where one can watch its films, Information and Broadcasting (I&B) Secretary Apurva Chandra said. "NFDC, we feel, has been left behind now for the past eight-10 years. We need to come back again, we need to give support to young filmmakers, who don't get access otherwise in the market, and also come up with an OTT of NFDC," Chandra said at the annual event.

He said the government, which has undertaken a ₹500-crore project to preserve the country's film heritage, will soon launch a scheme under which aficionados can fund to restore a film of their choice.

The government is also likely to table an amendment to the Cinematograph Act in the monsoon session, which will authorise it to act against platforms distributing pirated content, Chandra said.

The I&B ministry is all for "a soft-touch approach" on the critical issue of regulating content, and would want the OTT industry to adopt self-regulation, Chandra said.

Govt set to roll out quality standards for drones, EVs

PRATIGYA YADAV & SHREYA NANDI
New Delhi, 3 May

The government is developing mandatory standards for unmanned aerial vehicles (UAVs), commonly known as drones, towards creation of a 'robust quality ecosystem' for such items in the country.

Standards for drones that are used extensively in the agriculture space — for soil analysis, irrigation, crop mapping and pest management — have already been formulated.

Commerce and Industry Minister Piyush Goyal told reporters that quality control orders on drones for the agriculture sector will help boost crop yields, thereby benefiting farmers.

Standards for other categories of drones are also under development, BIS director general Pramod Kumar Tiwari said.

The Bureau of India Standards (BIS) has already formulated standards and tests for emerging sectors,



such as electric vehicles (EV) and charging infrastructure.

Standards for battery-swapping systems are also in the offing. And, standards on general guidance and safety requirements of battery-swapping systems have already been rolled out.

standards have already been published. These were formulated for EVs, lithium-ion traction battery packs and systems, electric traction motor, measurement of range, energy consumption and net power in EVs, Tiwari said.

"Standards on specific requirements for electric powertrain and rechargeable electrical energy storage systems (REESS) of L, M & N category vehicles are under construction," an official statement said.

The standards authority is also working on norms for electric rickshaw E-Kart and approval of hybrid EVs.

"There is no resistance from the industry on electric vehicle standards except on battery swapping. On this, industry has raised concerns as the sector is still evolving. Consultations are being held with the stakeholders and it may take some time. Let's first come out with safety standards for electric vehicles and then for battery swapping," Tiwari said.

Quality control orders

Based on the discussion between concerned ministries and government departments, more products have been identified for notifying them under quality control orders (QCOs) and mandating compulsory certification of BIS, government officials said.

The upcoming QCOs are at various stages of processing and some of the draft QCOs have been hosted on WTO as well by the concerned ministries and departments.

As many as 115 QCOs, covering 493 products have been notified for compulsory certification. Till May 2014, only 14 QCOs, covering 106 products, were notified.

Goyal also said that the government is introducing new quality control orders, which will help in increasing the income of people. They will provide a boost to exports and 'inculcate the spirit of quality'.

"QCOs will be equally applicable to Indian as well as foreign manufacturers and Indian consumers are assured of the quality of such products manufactured in India as well as imported to the country," Goyal told reporters.

Through the issuance of QCOs, the notified products will conform to the requirements of the relevant Indian standard. The manufacturers of these products have to compulsorily obtain certification from BIS.

Once a QCO is implemented, individuals will not be allowed to manufacture, import, distribute, sell, hire, lease or store such products without a standard mark from the BIS.

After Ola Electric, three others to repay customers for 'off-board charger'

NITIN KUMAR & SURAJEET DAS GUPTA
New Delhi, 3 May

Days after Ola Electric agreed to reimburse customers for paying for "off-board chargers", three other companies — Ather Energy, TVS and Hero MotoCorp's Vida — have followed suit. All three electric two-wheeler manufacturers wrote to the *Ministry of Heavy Industries* on Wednesday expressing their willingness to repay customers.

The total amount to be reimbursed by all four defaulter OEMs (original equipment manufacturers) is ₹287 crore.

The companies have also agreed to add the off-board charger as part of the ex-factory scooter price. *Business Standard* has reviewed copies of the letters.

Bengaluru-based Ather will reimburse ₹140 crore to 95,000 consumers of its 450X model of electric two-wheeler (E2W).

Along with this, the ministry will recover ₹25 crore from Ather for the reduced battery capacity on account of not buying the upgraded software.

Hero MotoCorp will repay ₹2.23 crore to 1,100 consumers who purchased VIDA V1 Plus and VIDA V1 Pro models of e-2W until March 2023.

Ola has already agreed to reimburse ₹130 crore to 100,000 consumers who purchased the Ola S1Pro until March 30, 2023.

TVS, on the other hand, will refund ₹15.61 crore to 87,000 people who bought its iQube S model between May 2022 and March 2023.

K N Radhakrishnan, director and CEO, TVS, said that the company fully complies with regulations specified under the Faster Adoption and Manufacturing of (Hybrid &) Electric Vehicles in India (FAME) scheme, and added, "To alleviating ambiguity and ensuring a clear policy direction, TVS Motor will offer a goodwill benefit scheme for its customers who have paid over and above the threshold limit fixed by FAME. The overall cost impact to TVS Motor Company is less than ₹20 crore."

Ola, Ather, and Vida, did not furnish an explanation until the time of going to press.

To reduce the working capital burden on the industry, the ministry has come out with a simple formula — the government will reimburse the subsidy withheld but reduce it by deducting the amount that they must pay off to customers. Depending on the money that the companies reimburse to customers every month (whether it should be in three or six months is being debated), an identical amount of the balance subsidy would be transferred to them.

The formula will help E2W players like Ather and Ola the most. Sources say that Ola Electric has withheld subsidy of around ₹500 crore. As it has to pay customers ₹130 crore, it will be reimbursed ₹370 crore upfront. The formula will help the scooter companies to get upfront working capital and not impact production schedule — a worry that many were facing.

Some manufacturers had suggested that they could repay customers in kind — like additional warranties or software updates for free. But the ministry rejected the proposal.

EV body welcomes bid

The Society of Manufacturers of Electric Vehicles (SMEV) has welcomed the move by the Ministry of Heavy Industries to start settling pending issues of OEMs.

"The beginning of resolution of disputed issues for OEMs augurs well for the sector", said Sohinder Gill, director general, SMEV, adding, "It is time the sector is allowed to stand on its feet again and efforts to revive e-mobility can begin".

Terming the ministry's clean chit to various companies as a move in the right direction, Gill said that the sector was desperate for a resolution of the subsidy blockade that has all but choked companies for the last 15 months.

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035.
Tel: +91-80-2844 0011; CIN No. L32102KA1945PLC020800
Website: www.wipro.com; Email: corp-secretarial@wipro.com

Notice of Postal Ballot

Notice is hereby given that pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the "**Act**"), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022, issued by the Ministry of Corporate Affairs ("**MCA Circulars**"), (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India ("**SS-2**"), in compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "**LODR Regulations**") and pursuant to other applicable laws and regulations, the resolution appended below for buyback of equity shares of Wipro Limited (the "**Company**") is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process ("**e-voting**").

Sl. No.	Description of Special Resolution
1.	Approval for Buyback of Equity Shares

Pursuant to the MCA Circulars, the Company has sent the electronic copies of the Postal Ballot Notice along with Explanatory Statement on May 2, 2023 to all shareholders of the Company, who have registered their e-mail address with the Company (in respect of shares held in physical form) or with their Depository Participant (in respect of shares held in electronic form) as on Friday, April 28, 2023 i.e. the cut-off date. The Postal Ballot Notice will also be available on the Company's website at www.wipro.com/investors/buy-back/, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFIN Technologies Limited at https://evoting.kfintech.com/.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Friday, April 28, 2023 will be considered for the purpose of e-voting and voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on that date. A person who is not a Member on the cut-off date shall treat this notice for information purposes only.

The Company has engaged the services of KFIN Technologies Limited for providing e-voting facility to all its Shareholders. Shareholders are requested to note that e-voting will commence at 9 AM IST on Wednesday, May 3, 2023 and will end at 5 PM IST on Thursday, June 1, 2023. Shareholders are requested to note that e-voting shall not be allowed beyond 5 PM IST on Thursday, June 1, 2023.

Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's Registrar and Share Transfer Agent, KFIN Technologies Limited, at einward.ris@kfintech.com or to their address at Selenium Building, Tower-B, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032. Shareholders may note that pursuant to the MCA Circulars, the Company has additionally enabled a process for the limited purpose of receiving shareholder communications during the calendar year 2023 and the shareholders may update their email address by accessing the link www.wipro.com/investors/.

The instructions on the process of e-voting, including the manner in which shareholders who are holding shares in physical form or who have not registered their e-mail addresses can cast their vote through e-voting, are provided in the Postal Ballot Notice.

The Board of Directors of the Company has appointed Mr. V Sreedharan, or in his absence Mr. Pradeep B. Kulkarni, or Mrs. Devika Sathyanarayana, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer to conduct the Postal Ballot only through the e-voting process in a fair and transparent manner.

The results of Postal Ballot through e-voting (along with the Scrutinizer's report) will be declared by the Chairman of the Company on or before Saturday, June 3, 2023 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

In case of any queries or grievances with regard to e-voting, Shareholders can contact Ms. Swati Reddy, Manager, KFIN Technologies Limited at Contact no.: 040-67162222, Email ID: einward.ris@kfintech.com.

Date: May 3, 2023
Place: Bengaluru

For **WIPRO LIMITED**
M. Sanaulla Khan
Company Secretary

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